FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 7-31-02

For the Month of July 2002

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ________]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Title: Assistant Group Secretary

Dated: August 2, 2002

HSBC

News Release

The following text is the English translation of a news release issued in France by HSBC Holdings plc's subsidiary.

1 July 2002

CCF SELLS STAKE IN LIXXBAIL GROUP TO CRÉDIT LYONNAIS

CCF has sold its 50 per cent stake in Lixxbail Group to Crédit Lyonnais.

Lixxbail Group was created as a joint-venture in December 2000 by the merger of Slibail and Loxxia, the asset leasing subsidiaries of Crédit Lyonnais and CCF respectively. At the end of December 2001, the company had net assets of EUR140 million.

With 76,000 clients and productive outstanding leases of EUR3.5 billion, Lixxbail Group ranks second (by total value of outstanding leases) in the French asset leasing market.

CCF and its subsidiaries will continue to be associated with the expansion of Lixxbail Group, remaining a major commercial partner.

Media enquiries to:

Sophie Sauvage	Karen Ng
CCF	HSBC
+33 1 40 70 33 05	+44 20 7260 9814

Note to editors:

HSBC Holdings plc
CCF joined the HSBC Group in July 2000. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

This news release is issued by
HSBC Holdings plc

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

HSBC

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

3 July 2002

THE SAUDI BRITISH BANK
DISTRIBUTES SAR332.4 MILLION AS GROSS INTERIM DIVIDEND – 2002

News Release

The Board of The Saudi British Bank (SABB) has announced the distribution of a net interim dividend of SAR8 per share after deduction of Zakat. This will result in a total gross interim dividend pay out of SAR332.4 million.

Dividend cheques will be issued on Wednesday, 7 August 2002 to shareholders registered on the bank's records on Sunday, 21 July 2002.

The dividend amount will be credited to accounts of shareholders who have instructed SABB to do so. Other shareholders who maintain accounts with SABB and wish to have their dividend amount credited to them, should provide the share registry with their account details. Dividend cheques will be sent by mail to all other shareholders with full addresses listed in the shareholders' registry.

Media enquiries to Karen Ng on +44 (0)20 7260 9814.

Note to editors:

HSBC Holdings plc
The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

K R Whitson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 287,104
Computershare Trustees Limited Account SIP 110
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Option Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.455

13) Date of transaction

2 July 2002

14) Date company informed

4 July 2002

15) Total holding following this notification

408,683 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 4 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,292
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.455

13) Date of transaction

2 July 2002

14) Date company informed

4 July 2002

15) Total holding following this notification

650,303 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 4 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 14,086
Abacus Corporate Trustee Limited 271,996
Computershare Trustees Limited Account SIP 110
S K Green 159,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Option Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.455

13) Date of transaction

2 July 2002

14) Date company informed

4 July 2002

15) Total holding following this notification

445,245 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 4 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 5,852
Abacus Corporate Trustee Limited 223,250
Computershare Trustees Limited Account Sip 110
D J Flint 26,822

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.455

13) Date of transaction

2 July 2002

14) Date company informed

5 July 2002

15) Total holding following this notification

256,034

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 5 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 12,815
Abacus Corporate Trustee Limited 215,834
Computershare Trustees Limited Account SIP 110
W R P Dalton 9,200

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.455

13) Date of transaction

2 July 2002

14) Date company informed

4 July 2002

15) Total holding following this notification

237,959 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 5 July 2002

HSBC

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

News Release

9 July 2002

THE SAUDI BRITISH BANK
FIRST HALF 2002 RESULTS - HIGHLIGHTS

- Net profit of SAR486.7 million (US$129.8 million) for the six months ended 30 June 2002 – up SAR64.2 million (US$17.1 million) or 15.2 per cent over the same period in 2001.

- Customer deposits of SAR33.1 billion (US$8.8 billion) at 30 June 2002 – up SAR2.6 billion (US$0.7 billion) or 8.5 per cent over 30 June 2001.

- Loans and advances to customers of SAR18.6 billion (US$5.0 billion) at 30 June 2002 – up SAR2.5 billion (US$0.7 billion) or 15.5 per cent over 30 June 2001.

- Total value of investment portfolio stood at SAR21.5 billion (US$5.7 billion) at 30 June 2002 – up SAR0.1 billion (US$0.02 billion) or 0.5 per cent over 30 June 2001.

- Total assets of SAR43.8 billion (US$11.7 billion) at 30 June 2002– up SAR0.4 billion (US$0.1 billion) or 0.9 per cent over 30 June 2001.

- Earnings per share of SAR12.17 (US$3.25) for the six months ended 30 June 2002 – up from SAR10.56 (US$2.82) over the same period in 2001.

more...

Commentary

The Saudi British Bank recorded a net profit of SAR486.7 million (US$129.8 million) for the six months ended 30 June 2002. This represents an increase of 15.2 per cent over the SAR422.5 million (US$112.7 million) earned in the same period in 2001. Earnings per share increased to SAR12.17 (US$3.25) compared to SAR10.56 (US$2.82) for the same period last year.

Customer deposits increased to SAR33.1 billion (US$8.8 billion) at 30 June 2002 from SAR30.5 billion (US$8.1 billion) at 30 June 2001, reflecting increased liquidity in the market.

Loans and advances to customers were higher at SAR18.6 billion (US$5.0 billion) at 30 June 2002 from SAR16.1 billion (US$4.3 billion) at 30 June 2001 as personal credit growth remained robust and growth in corporate credit was achieved.

The bank's investment portfolio totalled SAR21.5 billion (US$5.7 billion) at 30 June 2002, a small increase from SAR21.4 billion (US$5.7 billion) at 30 June 2001.

David Hodgkinson, managing director, said: "Our results for the first six months are encouraging. Operating revenues, excluding gains on investments, continue to grow despite the low interest rate environment. While operating costs were contained, our capital and liquidity ratios remain sound.

"Our Al Amanah range of Islamic banking products has been well-received. We now have three branches dedicated to this area, in addition to 17 outlets which also provide Al Amanah banking services.

"Earlier this year, the bank's mutual funds won 14 awards, including nine first places, at the annual Investment Fund Awards presentation. One of the awards was for Best Overall Fund Manager for the one-year category in 2001. Assets under management at 30 June 2002 amounted to SAR5.4 billion, 40 per cent higher than at 30 June 2001.

"The Directors have approved the payment of a net interim dividend of SAR8.00 per share (gross dividend SAR8.31 per share). This will result in a total gross interim dividend pay out of SAR332.4 million.

"We are grateful for the support of our customers and the contribution of our staff over this period."

Media enquiries to:

Abdulaziz Al-Manie
The Saudi British Bank
Tel: +966 1 405 0677 ext 4310
Email: almaniea@sabb.com.sa

Karen Ng
HSBC
Tel: +44 (0)20 7260 9814
Email: karenng@hsbc.com

HSBC

17 July 2002

News Release

HSBC STATEMENT ON GRUPO FINANCIERO BITAL

HSBC Holdings plc (HSBC) has been granted approval by the National Banking and Securities Commission (CNBV) in Mexico to conduct a process of due diligence with a view to considering whether to make an offer to acquire a controlling interest in Grupo Financiero Bital (GF Bital).

A further statement will be issued if and when appropriate.

Media enquiries to Richard Beck/Karen Ng on +44 20 7260 6757/9814.

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings is one of the world's largest banking and financial services organisations, with assets of US$696 billion at 31 December 2001 and some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

2. Grupo Financiero Bital
GF Bital is one of Mexico's largest financial services groups with more than 1,380 branches and almost six million customers, the largest personal customer base in Mexico.

ends

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

HSBC

News Release

18 July 2002

HSBC INCREASES STAKE IN SPARKICE

HSBC Holdings plc has invested an additional US$5 million in Sparkice Inc., the Beijing-based online trade facilitator, taking its interest from 5 per cent to 10 per cent.

Through its online services, Sparkice allows businesses to source and buy consumer products from China-based manufacturers. The investment from HSBC will be directed towards further developing the online trade finance, payments and marine cargo insurance services available on the company's B2B website.

Edward Zeng, Chairman and CEO of Sparkice Inc., said: "We appreciate HSBC's continued involvement in our business. With China's entry to the World Trade Organization and the rapidly growing global competitiveness of China's manufacturing industry, I believe that Sparkice has an excellent opportunity to become the leading, global online transaction hub."

Sir John Bond, Group Chairman of HSBC Holdings plc, added: "Since our initial investment last year, we have been impressed with the substantial developments made by Sparkice. In addition to the rapid global roll-out of its service, the company has grown its supplier database from 2,000 last year to more than 10,000 today. Sparkice has also made headway with the introduction of new online sourcing and trade finance applications and processes."

more ...

Media enquiries:

HSBC
Karen Ng
Tel: +44 20 7260 9814
Email: karenng@hsbc.com

Gareth Hewett/Virginia Lo
Tel: +852 2822 4929/4930
Fax: +852 2845 0113
Email: garethhewett@hsbc.com.hk
virginialo@hsbc.com.hk

Sparkice Inc.
Wendy Lu
Tel: +86 10 6506 9666
Fax: +86 10 6505 7158
E-mail: wendy@sparkice.com.cn

Notes to editors

1. Sparkice Inc. (www.sparkice.com)
Sparkice Inc. is China's leading electronic commerce, transaction-enabled trading platform. The Chinese government has named it one of the country's e-commerce pilot projects.

2. HSBC Holdings plc (www.hsbc.com)
HSBC Holdings is one of the world's largest banking and financial services organisations, with assets of US$696 billion at 31 December 2001 and some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

ends

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 5,857
Abacus Corporate Trustee Limited 223,250
Computershare Trustees Limited Account Sip 110
D J Flint 26,822

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on individual savings account (ISA) (D J Flint 2 shares)(Mrs F I L Flint 3 shares)

7) Number of shares/amount of stock acquired

5

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.08

13) Date of transaction

17 July 2002

14) Date company informed

18 July 2002

15) Total holding following this notification

256,039

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 19 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,295
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on individual savings account (ISA)

7) Number of shares/amount of stock acquired

3

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.08

13) Date of transaction

17 July 2002

14) Date company informed

18 July 2002

15) Total holding following this notification

650,306 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 19 July 2002

HSBC

News Release

22 July 2002

HSBC BANK CANADA
2002 INTERIM RESULTS - HIGHLIGHTS

- Net income was C$117 million for the half-year ended 30 June 2002, an increase of 10.4 per cent over the same period in 2001.
- Net income was C$41 million for the quarter ended 30 June 2002, a decrease of 19.6 per cent over the second quarter of 2001.
- Return on average common equity was 14.8 per cent for the six months ended 30 June 2002 and 10.1 per cent for the quarter ended 30 June 2002.
- The cost:income ratio (excluding amortisation of goodwill and intangible assets) was 58.1 per cent for the half-year ended 30 June 2002 and 64.2 per cent for the quarter ended 30 June 2002.
- Total assets of C$35.1 billion at 30 June 2002 compared to C$30.8 billion at 30 June 2001.
- Total assets under administration were C$15.4 billion at 30 June 2002, of which C$11.0 billion were funds under management and C$4.4 billion were custody and administration accounts.

HSBC Bank Canada recorded net income of C$117 million for the six months ended 30 June 2002, an increase of C$11 million, or 10.4 per cent, from C$106 million for the six months ended 30 June 2001. Net income for the quarter ended 30 June 2002 was C$41 million compared to C$51 million for the second quarter of 2001, a decrease of 19.6 per cent. The decrease largely resulted from a one-off restructuring cost of C$28 million as a result of the withdrawal from institutional equity sales, trading and research activities.

Martin Glynn, President and Chief Executive Officer, said: "Growth in net interest income compensated for higher credit loss provisions and one-off expenses recorded in the second quarter of 2002. While the difficult capital market conditions during the first half of 2002 continued to have a negative impact on our capital market revenues, fee income from personal and commercial banking showed good growth over the prior year comparative periods.

"Provisions for credit losses rose in the quarter to cover an exposure in the telecommunications sector. However, our underlying credit quality remains strong, we remain prudently provisioned and our allowance for credit losses exceeds the total of impaired loans.

"The decision to withdraw from institutional equities sales, trading and research activities was a difficult one, but we believe that it was necessary. We must ensure that we continue to operate in businesses that are profitable or strategically relevant to our North American and international operations.

"The expansion of our wealth management business is a core component of HSBC's overall growth strategy for Canada. As we continue to implement this strategy, I am confident that we will be successful in maintaining our reputation for outstanding customer service."

Net interest income

Net interest income for the second quarter of 2002 was C$213 million, an increase of C$27 million, or 14.5 per cent, over the second quarter of 2001. For the six months ended 30 June 2002 net interest income was C$424 million, an increase of 17.5 per cent over the comparative period in 2001.

The increase in net interest income in the first half of 2002 was driven primarily by growth in the loan portfolio, particularly residential mortgages as the low interest rate environment had a positive impact on the housing market across Canada, and the benefit of lower funding costs. As a result, the net interest margin widened to 2.86 per cent for the half-year ended 30 June 2002 compared with 2.67 per cent for the similar period in 2001.

Other income

Other income was C$103 million in the second quarter of 2002 compared to C$104 million in the second quarter of 2001. For the six months ended 30 June 2002, other income was C$213 million compared to C$206 million for the same period in 2001. The continuing weakness in the global equity markets, combined with the restructuring of the institutional equity business during the second quarter of 2002, resulted in lower capital market fees for the first two quarters of 2002 compared to the similar periods in 2001. The increase of C$7 million in securitisation income was due to gains arising in the first quarter of 2002. Canadian accounting standards require gains arising after 1 July 2001 to be recognised in the period the assets are sold, rather than deferring and amortising the gains over the life of the assets.

Excluding capital market fees, trading revenue and securitisation income, income from the bank's other lines of business increased 8.3 per cent for the six months ended 30 June 2002 compared to the similar period in 2001. Commercial credit fee income increased 24.0 per cent, primarily from increased activity in guarantees, letters of credit and bankers acceptances. Similarly, trade finance revenues increased 18.2 per cent due to increased volumes.

Non-interest expenses

Non-interest expenses were C$205 million in the quarter ended 30 June 2002 compared to C$172 million in the second quarter of 2001. For the six months ended 30 June 2002, non-interest expenses were C$374 million compared to C$336 million for the same period of 2001. During the second quarter of 2002, a restructuring charge of C$28 million was recorded relating to the withdrawal from institutional equity trading, sales and research activities.

Salaries and employee benefits were lower due primarily to lower performance-based compensation. Other non-interest expenses (excluding restructuring costs) were higher for the second quarter of 2002 compared to the second quarter of 2001 due primarily to a one-off operating loss. The increases were offset by lower volume-driven transaction expenses resulting from the lower capital market fees in the first half of 2002.

The cost:income ratio, excluding amortisation of goodwill and intangible assets, for the second quarter of 2002 was 64.2 per cent (55.4 per cent excluding restructuring costs) compared to 58.6 per cent in the second quarter of 2001. For the six months ended 30 June 2002, the cost:income ratio, excluding amortisation of goodwill and intangible assets, was 58.1 per cent (53.7 per cent excluding restructuring costs) compared to 58.6 per cent for the similar period in 2001.

Provision for income taxes

The provision for income taxes was C$23 million for the second quarter of 2002 compared to C$38 million for the same quarter in 2001. On a year-to-date basis, the provision for income taxes was C$70 million in 2002 compared to C$79 million in 2001. The lower effective tax rate in 2002 reflects lower tax rates in Canada.

Credit quality and provision for credit losses

The provision for credit losses was C$43 million in the second quarter of 2002 compared to C$25 million in the second quarter of 2001. For the six months ended 30 June 2002, the provision for credit losses was C$68 million compared to C$38 million for the same period in 2001. The higher provision level in the second quarter of this year related to an exposure in the telecommunications sector. Excluding this, the provision for credit losses would have been in line with recent quarters. Overall, underlying credit quality remained strong. The allowance for credit losses was in excess of impaired loans by C$12 million at 30 June 2002.

Balance sheet

Total assets at 30 June 2002 were C$35.1 billion, up C$1.8 billion from 31 December 2001. Loans increased by C$1.2 billion due primarily to the continued growth in residential mortgages, net of securitisations.

Total deposits increased C$1.4 billion from 31 December 2001 to 30 June 2002. Personal deposits grew C$0.2 billion and commercial deposits increased by C$0.9 billion over the same period.

Total assets under administration

Funds under management were C$11.0 billion at 30 June 2002 compared to C$11.1 billion at 31 March 2002 and C$10.0 billion at 30 June 2001. Net new funds invested by customers during the second quarter of 2002 offset the fall in the equity markets over the same period. Including custody and administration balances, total assets under administration were C$15.4 billion, an increase of C$2.0 billion over 31 March 2002. This increase was attributed to HSBC Securities (Canada) Inc. assuming carrying broker activities for Merrill Lynch HSBC Canada Inc. in the second quarter of 2002.

Capital ratios

The bank's tier 1 capital ratio was 8.1 per cent and the total capital ratio was 11.1 per cent at 30 June 2002. This compares with 8.4 per cent and 11.1 per cent, respectively, at 30 June 2001 and 8.7 per cent and 11.4 per cent at 31 March 2002. Ratios remained strong and afforded a C$150 million common share dividend paid in the second quarter of 2002.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares – Series A. The dividend will be payable in cash on 1 October 2002, the first business day after 30 September 2002 for shareholders of record on 13 September 2002.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Media enquiries: Adrian Russell/Karen Ng on +44 (0) 20 7260 8211/9814

Copies of HSBC Bank Canada's Interim Report will be sent to shareholders during August 2002.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Figures in C$ millions (except per share amounts)	Quarter ended			Half-year ended	
	30 June 2002	31 March 2002	30 June 2001	**30 June 2002**	30 June 2001
Earnings					
Net income	**41**	76	51	**117**	106
Basic earnings per share	**0.09**	0.16	0.11	**0.25**	0.22
Performance ratios (%)					
Return on average common equity	**10.1**	19.7	14.6	**14.8**	15.5
Return on average assets	**0.45**	0.89	0.63	**0.67**	0.66
Net interest margin	**2.82**	2.91	2.70	**2.86**	2.67
Cost:income ratio[ǂ]	**64.2**	52.0	58.6	**58.1**	58.6
Other income:total income ratio	**32.6**	34.3	35.9	**33.4**	36.3

[ǂ] *Excluding amortisation of goodwill and intangible assets.*

Credit information					
Impaired loans	**347**	282	252		
Allowance for credit losses					
- Balance at end of period	**359**	331	297		
- As a percentage of impaired loans	**103 %**	117 %	118 %		
- As a percentage of loans outstanding	**1.53 %**	1.45 %	1.37 %		
Average balances					
Assets	**34,598**	33,741	31,405	**34,172**	31,057
Loans	**22,885**	22,047	20,914	**22,468**	20,574
Deposits	**27,738**	26,712	25,119	**27,228**	24,867
Common equity	**1,563**	1,532	1,361	**1,547**	1,335
Capital ratios (%)					
Tier 1	**8.1**	8.7	8.4		
Total capital	**11.1**	11.4	11.1		
Total assets under administration					
Funds under management	**10,974**	11,118	9,959		
Custody and administration accounts	**4,435**	2,302	2,262		
Total assets under administration	**15,409**	13,420	12,221		

Figures in C$ millions (except per share amounts)	Quarter ended 30 June 2002	Quarter ended 31 March 2002	Quarter ended 30 June 2001	Half-year ended 30 June 2002	Half-year ended 30 June 2001
Interest and dividend income					
Loans	**318**	299	373	**617**	751
Securities	**28**	27	41	**55**	87
Deposits with regulated financial institutions	**14**	18	32	**32**	74
Total interest income	**360**	344	446	**704**	912
Interest expense					
Deposits	**139**	125	252	**264**	535
Debentures	**8**	8	8	**16**	16
Total interest expense	**147**	133	260	**280**	551
Net interest income	**213**	211	186	**424**	361
Provision for credit losses	**43**	25	25	**68**	38
Net interest income after provision for credit losses	**170**	186	161	**356**	323
Other income					
Deposit and payment service charges	**18**	17	17	**35**	33
Credit fees	**16**	15	13	**31**	25
Capital market fees	**15**	20	24	**35**	46
Mutual fund and administration fees	**15**	15	15	**30**	30
Foreign exchange	**13**	12	12	**25**	24
Trade finance	**7**	6	5	**13**	11
Trading revenue	**5**	2	4	**7**	8
Securitisation income	**2**	12	4	**14**	7
Other	**12**	11	10	**23**	22
Total other income	**103**	110	104	**213**	206
Net interest and other income	**273**	296	265	**569**	529
Non-interest expenses					
Salaries and employee benefits	**83**	85	87	**168**	171
Premises and equipment	**27**	28	30	**55**	59
Other	**67**	56	55	**123**	106
Restructuring costs	**28**	-	-	**28**	-
Total non-interest expenses	**205**	169	172	**374**	336
Income before taxes and non-controlling interest in income of trust	**68**	127	93	**195**	193
Provision for income taxes	**23**	47	38	**70**	79
Non-controlling interest in income of trust	**4**	4	4	**8**	8
Net income	**41**	76	51	**117**	106
Preferred share dividends	**2**	2	2	**4**	4
Net income attributable to common shares	**39**	74	49	**113**	102
Average common shares outstanding (000's)	**456,168**	456,168	456,168	**456,168**	456,168
Basic earnings per share	**0.09**	0.16	0.11	**0.25**	0.22

Figures in C$ millions	*At 30 June 2002*	*At 31 December 2001*	*At 30 June 2001*
Assets			
Cash and deposits with Bank of Canada	**406**	466	349
Deposits with regulated financial institutions	**3,869**	3,261	2,283
	4,275	3,727	2,632
Investment securities	**2,211**	2,474	2,673
Trading securities	**1,087**	1,153	806
	3,298	3,627	3,479
Assets purchased under Reverse repurchase agreements	**822**	428	192
Loans			
Businesses and government	**11,957**	11,575	12,061
Residential mortgage	**9,250**	8,377	7,487
Consumer	**2,236**	2,233	2,084
Allowance for credit losses	**(359)**	(315)	(297)
	23,084	21,870	21,335
Customers' liability under acceptances	**2,424**	2,571	2,048
Land, buildings and equipment	**109**	124	121
Other assets	**1,046**	913	974
	3,579	3,608	3,143
Total assets	**35,058**	33,260	30,781
Liabilities and shareholders' equity			
Deposits			
Regulated financial institutions	**2,064**	1,747	707
Individuals	**13,595**	13,390	12,587
Businesses and governments	**12,437**	11,570	11,382
	28,096	26,707	24,676
Subordinated debentures	**541**	447	439
Acceptances	**2,424**	2,571	2,048
Assets sold under repurchase agreements	**289**	7	-
Other liabilities	**1,890**	1,686	1,880
Non-controlling interest in trust and subsidiary	**230**	230	230
	4,833	4,494	4,158
Shareholders' equity			
Preferred shares	**125**	125	125
Common shares	**935**	935	935
Contributed surplus	**165**	165	165
Retained earnings	**363**	387	283
	1,588	1,612	1,508
Total liabilities and shareholders' equity	**35,058**	33,260	30,781

Figures in C$ millions	*Quarter ended*			*Half-year ended*	
	30 June 2002	*31 March 2002*	*30 June 2001*	***30 June 2002***	*30 June 2001*
Cash flows provided by/(used in):					
Operating activities	**246**	95	82	**341**	323
Financing activities	**1,326**	291	(258)	**1,617**	1,146
Investing activities	**(466)**	(929)	(286)	**(1,395)**	(1,429)
(Increase)/decrease in cash and cash equivalents	**1,106**	(543)	(462)	**563**	40
Cash and cash equivalents, beginning of period	**2,595**	3,138	2,840	**3,138**	2,338
Cash and cash equivalents, end of period	**3,701**	2,595	2,378	**3,701**	2,378
Represented by:					
Cash resources per balance sheet	**4,275**	3,558	2,632		
less non-operating deposits ✝	**(574)**	(963)	(254)		
Cash and cash equivalents, end of period	**3,701**	2,595	2,378		

✝ *Non operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.*

HSBC

RECEIVED
AUG 0 9 2002
SEC MAIL PROCESSING SECTION
WASH, D.C. 154

23 July 2002

News Release

STATEMENT

HSBC Insurance Holdings Ltd, a wholly-owned subsidiary of the HSBC Group, confirms that it is in discussions which may lead to a possible minority investment in Ping An Insurance.

The investment is subject to agreement of terms and conditions and receipt of various regulatory approvals.

A further statement will be issued if and when appropriate.

Media enquiries to Richard Beck/Karen Ng on +44 (0)20 7260 6757/9814.

Notes to editors

1. Ping An Insurance Company of China Limited
Established in Shenzhen in 1988, Ping An Insurance has the second largest life insurance operations in the People's Republic of China (PRC) with 28.7 per cent market share and a life premium income of US$4.8 billion in 2001. It also has the third largest property and casualty insurance operations in the PRC with around 9.8 per cent market share and premium income of US$812 million in 2001. Ping An Insurance also engages in investment trust and securities businesses. Ping An has over 20 million policy holders, around 21,500 employees and audited profits of US$351.3 million for 2001 under International Accounting Standards.

2. HSBC Group Insurance
The HSBC Group, through its insurance subsidiaries, provides insurance products and services to both its retail and commercial banking customers. These insurance products and services include life, protection and investment business, property and casualty, insurance broking and consultancy, insurance agency and alternative risk financing services. In 2001, insurance premiums transacted worldwide by the HSBC Group amounted to US$7.7 billion.

3. HSBC Holdings plc
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves 31 million customers and has assets of US$696 billion at 31 December 2001.

With listings on the London, Hong Kong, New York and Paris stock exchanges, shares in HSBC Holdings plc are held by around 190,000 shareholders in some 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depository Receipts.

ends

This news release is issued by
HSBC Holdings plc

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 5,857
Abacus Corporate Trustee Limited 223,250
Computershare Trustees Limited Account Sip 110
D J Flint 26,822

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plan (PEP)

7) Number of shares/amount of stock acquired

8

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

256,047

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 23 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,315
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 376,207
Computershare Trustees Limited Account SIP 110
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Reinvestment of tax credit on personal equity plans (PEP) (J R H Bond 10 shares) (Lady E C Bond 10 shares)

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.03

13) Date of transaction

22 July 2002

14) Date company informed

23 July 2002

15) Total holding following this notification

650,326 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 24 July 2002

HSBC

The following text is the English translation of a news release issued in France by Banque Chaix, a wholly-owned, indirectly-held subsidiary of HSBC Holdings plc.

30 July 2002

BANQUE CHAIX - 2001 RESULTS AND HIGHLIGHTS

Banque Chaix benefited from favourable economic conditions in 2001, achieving earnings growth for the seventh consecutive year.

Pre tax profit rose 15.6 per cent to €26.11 million in 2001 and profit after tax increased by 33.1 per cent to €17.20 million.

Net banking income totalled €61.09 million compared to €56.06 million in 2000, an increase of 9 per cent. Net fee income increased to €18.93 million.

Gross operating profit grew by 14.8 per cent to €29.95 million. Operating expenses rose by 3.9 per cent to €31.14 million.

Total on and off balance sheet customer savings (savings, sight deposits, securities, mutual funds and insurance) rose by 7.7 per cent to €1.65 billion. Sight deposits continued to grow at a rapid pace, rising by 9.8 per cent.

Total loans outstanding at the end of the year rose by 8.6 per cent per cent to €512.6 million. This increase was driven by equipment loans to businesses, which rose by 13 per cent, and consumer credit, which rose by 14 per cent.

2001 highlights:

- The expansion of the branch network continued, with the opening of two new branches in Uzès and Les Angles.
- Banque Chaix also launched an ambitious five-year branch refurbishment programme in order to make branches more welcoming and functional. Five branches were renovated in 2001.
- The internet banking service, launched at the start of the year, was an immediate success with both personal and business customers with 1,500 users registered in nine months.

2002 outlook:

- The bank will bolster its regional presence by strengthening its sales teams, and by increasing its presence in high-potential areas, including the opening of a new branch in Tarascon.
- All customers of Banque Chaix's 66 branches will benefit from the bank's five Customer Advice Centres, which now offer advice on a broad range of banking activities including international banking, wealth management and inheritance services and services for winegrowers and corporate customers.

more.../

Information

2001 in figures

€ m	2001	2000	%
Net banking income	**61.09**	56.06	+9.0%
of which net fee income	**18.93**	18.02	+5.0%
Operating expenses and depreciation	**31.14**	29.96	+3.9%
Gross operating profit	**29.95**	26.09	+14.8%
Provisions for bad and doubtful debts	**3.64**	1.95	+86.7%
Pre-tax profit	**26.11**	22.59	+15.6%
Profit after tax	**17.20**	12.92	+33.1%
Cost:income ratio	**51.0%**	55.9%	
Total Assets	**1,014.7**	897.0	+13.1%
Customer loans	**512.6**	472.1	+8.6%
Customer deposits	**841.4**	744.9	+12.9%
Off-balance sheet			
Mutual funds, life insurance, other funds under management	**801.0**	781.0	+2.6%

Media enquiries to:

Bank Chaix	CCF	HSBC Holdings plc
Franck Lambert	Sophie Sauvage	Adrian Russell
+33 4 90 27 27 57	+33 1 40 70 33 05	+44 20 7260 8211

Note to Editors

Banque Chaix is a 100 per cent owned subsidiary of CCF. CCF became a member of the HSBC Group in July 2000. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, HSBC is one of the world's largest banking and financial services groups.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HSBC Holdings plc

2) Name of director

A W Jebson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

A W Jebson 100,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal / redemption of 11.69% Subordinated Bonds 2002 of £1 on maturity

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

100,000

10) Percentage of issued class

De minimis

11) Class of security

11.69% Subordinated Bonds 2002 of £1 each

12) Price per bond

£1 (principal)

13) Date of transaction

31 July 2002

14) Date company informed

31 July 2002

15) Total holding following this notification

Nil

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 31 July 2002

HSBC

Information

31 July 2002

REDEMPTION OF HSBC HOLDINGS PLC 11.69 PER CENT SUBORDINATED BONDS 2002 OF £1

The HSBC Holdings plc 11.69 per cent Subordinated Bonds 2002 of £1 ('the Bonds') issued to shareholders in 1992 as part of the consideration for the acquisition of Midland Bank plc (since renamed HSBC Bank plc) have today been redeemed.

In addition to the principal, the final interest payment for the year to 31 July 2002 is today being paid to Bondholders registered on 10 July 2002.

Any queries relating to the Bonds held in registered form should be directed to the Registrars, Computershare Investor Services plc, on telephone number 0870 702 0137. Any queries relating to the Bonds held in bearer form should be directed to the Paying Agent, National Westminster Bank plc, on telephone number 01293 642305.

Media enquiries to Karen Ng on 020 7260 9814.

Note to editors:

HSBC Holdings plc
With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987